

05040318

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-25-05

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# [ANN]UAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66203 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Avenue, 16th Floor
(No. and Street)

| Irvine | CA | 92612 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 2603 Main St, Suite 600 | Irvine | CA | 92614 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |


SEC MAIL PROCESSING
RECEIVED
MAR 0 2005
WASH, D.C.
179
SECTION

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 3-25-05

## OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBIN & COMPANY LLP

*Certified Public Accountants and Business Consultants*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ascendiant Securities, LLC

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") (a wholly owned subsidiary of Ascendiant Capital Group, LLC) as of December 31, 2004, and the related statements of income, member's capital and cash flows for the period August 19, 2003 (date of inception) through December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendiant Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period August 19, 2003 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Corbin & Company, LLP

CORBIN & COMPANY, LLP

Irvine, California
January 27, 2005

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2004 |
|---|---|
| **ASSETS** | |
| Cash | $ 86,864 |
| Deposits | 625 |
| | $ 87,489 |
| **LIABILITIES AND MEMBER'S CAPITAL** | |
| Current liabilities: | |
| Accounts payable | $ 8,800 |
| Income taxes payable | 2,500 |
| Total current liabilities | 11,300 |
| Commitments and contingencies | |
| Member's capital: | |
| Member's capital | 25,000 |
| Retained earnings | 51,189 |
| Total member's capital | 76,189 |
| | $ 87,489 |

## NOTE 1 – GENERAL

Organization

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent").

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the National Association of Securities Dealers (the "NASD"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph k (2) (i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of revenue requirements for brokers and dealers.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

*Net Capital Requirements*

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2004, the Company had net capital of $75,564, which was $70,564 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 0.15 to 1 as of December 31, 2004.

*Registration*

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of placement fee income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

*Cash*

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") limits per customer per financial institution. At December 31, 2004, the Company did not have any cash balances that were in excess of the FDIC limits.

*Customers*

Seven customers accounted for all of the Company's revenues in 2004, including three customers accounting for approximately 70% of the Company's revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reported period.

Revenue Recognition

Customers' securities transactions, and related commission revenue and expense, are recorded on a trade date basis.

Income Taxes

The Company is taxed as a limited liability company under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of a limited liability company are payable by the member. A provision for California taxes has been provided in the accompanying financial statements at statutory rates based on gross receipts (revenues) under California laws.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least December 31, 2005. In the event that additional funds are required, ACG has committed to provide such funding.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

Management and Consulting Fees

Effective February 1, 2004, the Company is obligated to pay $440 monthly fees in the form of management fees to ACG for general and administrative support provided to the Company. Management fee expense was $4,840 for the period August 19, 2003 (date of inception) through December 31, 2004 and is included in other general and administrative expenses in the accompanying statement of income. During the same period, the Company paid $12,000 to ACG for consulting services performed on behalf of the Company.

Regulatory Fees

For the period August 19, 2003 (date of inception) through December 31, 2004, the Company paid regulatory expenses totaling $5,924, which are recorded in regulatory fees and expenses in the accompanying statement of income.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.